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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Kite Realty Group Trust
(Name of Issuer)
Common Stock
(Title of Class of Securities)
49803T102
(CUSIP Number)
August 29, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	49803T102

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Sumitomo Mitsui Asset Management Company, Limited.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

	5	SOLE VOTING POWER

NUMBER OF		1,456,111(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,411(1)

WITH:	8	SHARED DISPOSITIVE POWER

1,454,700(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,456,111

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) Sumitomo Mitsui Asset Management Company, Limited (“SMAM”) is the investment manager for Global REIT Mother Fund, International REIT Mother Fund, Pension Global REIT Mother Fund, Foreign REIT Index Mother Fund and World REIT Index Mother Fund (together, the “Funds”), each of which beneficially owns 1,183,900 shares, 184,200 shares, 86,600 shares, 744 shares and 667 shares of Common Stock, respectively. SMAM has the power to direct the vote and disposition of the Common Stock held by the Funds. Accordingly, SMAM may be deemed to be the beneficial owner of an aggregate amount of 1,456,111 shares of Common Stock.
(2) ABN AMRO Asset Management, Inc. exercises investment discretion over 1,454,700 shares of Common Stock in its role as sub-investment adviser to Global REIT Mother Fund, International REIT Mother Fund and Pension Global REIT Mother Fund.

Item 1.
(a)	Name of Issuer

Kite Realty Group Trust

(b)	Address of Issuer’s Principal Executive Offices

30 South Meridian Street, Suite 1100

Indianapolis, IN 46204
Item 2.
(c)	Name of Person Filing

Sumitomo Mitsui Asset Management Company, Limited

(d)	Address of Principal Business Office or, if none, Residence

Atago Green Hills MORI Tower 28F

2-5-1 Atago, Minato-ku, Tokyo, Japan 105-6228

(e)	Citizenship

Japan

(f)	Title of Class of Securities

Common Stock

(g)	CUSIP Number

49803T102
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated by reference.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8. Identification and Classification of Members of the Group
Not applicable.
Item 9. Notice of Dissolution of Group
Not applicable.
Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 7, 2007

Sumitomo Mitsui Asset Management Company, Limited
By:	/s/ Yukichi Itakura
Name:	Yukichi Itakura
Title:	Executive Deputy President